

Mail Stop 3561

July 13, 2016

Jarrold R. Bachmann
Chief Executive Officer
The Pocket Shot Company
32950 Inverness Drive
Evergreen, Colorado 80439

> **Re:** **The Pocket Shot Company**
> **Registration Statement on Form S-1**
> **Filed June 16, 2016**
> **File No. 333-212055**

Dear Mr. Bachmann:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Prospectus Cover Page

2. You state that "[t]hree million, five hundred sixteen thousand, six hundred and fifty-seven (4,634,657) shares of common stock are being registered for sale on behalf of selling shareholders." Please revise to reconcile these numbers.

3. We note the statement that "[o]ur selling security holders may sell at a fixed price of $0.10 per share until our common stock is quoted on the OTC Pink, and thereafter at prevailing market prices or privately negotiated prices or in transactions that are not in the public market." Please note that being quoted on the OTC Pink does not satisfy the requirement that there is an established public trading market in order to be able to offer these selling shareholder shares at prevailing market prices or privately negotiated prices. Please revise your disclosure as appropriate.

Risk Factors, page 10

4. Please add a risk factor regarding the going concern raised by your auditors.

We believe investors should consider certain negative aspects of our operations, page 7

5. Please revise to address the negative aspects of your operations that investors should consider.

Rule 144 sales in the future may have a depressive effect on our stock price, page 18

6. We note your statement that "we are registering all of our outstanding shares so officers, directors and affiliates will be able to sell their shares if this Registration Statement becomes effective." We note that you are registering 4,634,657 shares and that as of April 26, 2016 you had 6,458,657 shares outstanding. Please revise your disclosure as appropriate.

Plan of Distribution, page 26

7. Please revise to reconcile your statement "the selling stockholders, who may be deemed to be underwriters" in the second paragraph in this section with the statement in the third paragraph that "our selling shareholders are deemed underwriters in this offering."

Market for Common Equity and Related Stockholder Matters, page 40

8. We note you statement that "we intend to apply to have the common stock quoted on the OTC Bulletin Board immediately after this registration statement become effective." We also note that you indicate on the cover page and elsewhere that you intend to have your common stock quoted on the OTC Pink. Please revise to reconcile your statements as appropriate.

Financial Statements

Income Statements, pages F-3 and F-12

9. Please revise to disclose your basic and diluted earnings per share on the face of your income statement for each period presented. Refer to the guidance in ASC 260-10-45-2. The notes to your audited and interim financial statements should also be revised to include the disclosures outlined in ASC 260-10-50-1, as applicable.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 43

10. We note your disclosure refers to the safe harbor protections for forward-looking statements contained in "the Private Securities Litigation Reform Act of 1995."   You do not appear to be eligible to rely on the safe harbor provided by the PSLRA as the provisions do not apply to initial public offerings. Please revise your filing accordingly.

Liquidity, page 45

11. Please revise to indicate the right amount of working capital as of March 31, 2016.

Directors and Executive Officers, page 49

12. Briefly describe the business experience during the past five years of Messrs. Bachmann and Gregarek, including: each person's principal occupations and employment during the past five years; the name and principal business of any corporation or other organization in which such occupations and employment were carried on; and whether such corporation or organization is a parent, subsidiary or other affiliate of the registrant. See Item 401(e) of Regulation S-K.

Compensation

Employment Agreements with Officers and Directors of Our Company, page 52

13. We note you indicate in footnote 1 that Mr. Bachmann is paid $3,000 per month as consulting fees. We also note that your Summary Compensation Table on page 51 indicates that Mr. Bachmann received $26,000 in salary for the fiscal year ended 2015. Please advise us or revise your disclosure as appropriate.

Certain Relationships, Related Transactions, Promoters and Control Persons, page 54

14. Please provide the related party transaction disclosure required by Item 404(c) and (d) of Regulation S-K for the period set forth in Instruction 1 to Item 404. Include, as applicable, the related party transactions in your financial statement footnotes. Also file as exhibits any agreements required by Item 601(b)(10)(ii)(A) of Regulation S-K.

Signatures, page 61

15. Please have the registration statement signed by your principal financial and principal accounting officers. See Instruction to Signatures on Form S-1. Please also indicate the capacity of principal executive officer for Mr. Jarrold Bachmann in that person´s individual capacity in the second signature block.

Exhibits

16. We note a number of agreements that were filed but not executed. Please file the executed agreements.

17. Please file the agreements with Amcor and Packaging Arts or advise us why they do not need to be filed as exhibits to the registration statement.

Exhibit 23.2

18. Please make arrangements with your auditors for them to revise their consent to refer to the correct date of their audit report.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Brian McAllister at (202) 551-3341 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper at (202) 551-3329 or David Link at (202) 551-356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director
Office of Beverages, Apparel and Mining

cc: Michael A. Littman, Esq.